SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes               No     X

If "Yes" is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-              .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On June 5, 2009, Korea Electric Power Corporation (“KEPCO”) decided to make a capital contribution in the amount of KRW247 million to AMEC Partners Korea Ltd.(“AMEC Korea”), a joint venture company established in Korea pursuant to a joint venture agreement dated March 31, 2009 among AMEC PLC., a company based in the United Kingdom providing consultancy, engineering and project management services for energy, and power generation industries, KEPCO, Korea Gas Corporation and Korea Development Bank. Under the joint venture agreement, AMEC has a majority equity interest in AMEC Korea, and KEPCO has a 19% equity interest, and Korea Gas Corporation and Korea Development Bank hold the remaining equity interest in AMEC Korea. The purpose of this joint venture for KEPCO is to leverage AMEC’s international business experience and network into KEPCO’s overseas business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: June 10, 2009